Exhibit 99.1

Domtar Inc.

Consolidated Financial

Statements

CONSOLIDATED EARNINGS	From January 1 to March 6	From March 7 to March 31	Three months ended March 31
	2007	2007	2007	2006
(In millions of Canadian dollars, unless otherwise noted)			Combined
	(Unaudited)
	$	$	$	$
	Note 3		Note 1

Sales	684	286	970	1,039
Operating expenses
Cost of sales	564	238	802	931
Selling, general and administrative	85	8	93	53
Amortization	51	9	60	72

	700	255	955	1,056

Operating income (loss) from continuing operations	(16)	31	15	(17)
Financing expenses	24	4	28	35

Earnings (loss) from continuing operations before income taxes	(40)	27	(13)	(52)
Income tax expense (recovery)	(8)	10	2	(24)

Earnings (loss) from continuing operations	(32)	17	(15)	(28)
Earnings (loss) from discontinued operations	(1)	—	(1)	4

Net earnings (loss)	(33)	17	(16)	(24)

CONSOLIDATED RETAINED EARNINGS	From January 1 to March 6	From March 7 to March 31	Three months ended March 31
	2007	2007	2007	2006
			Combined
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	$	$	$	$
	Note 3		Note 1

Retained earnings (deficit) at beginning of period	308	275	308	(19)
Net earnings (loss)	(33)	17	(16)	(24)
Comprehensive revaluation	—	(275)	(275)	—

Retained earnings (deficit) at end of period	275	17	17	(43)

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS As at	March 6 2007	Fresh start adjustments 2007	Opening March 7 2007	March 31 2007	December 31 2006
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	$	$	$	$	$
		Note 3
Assets
Current assets
Cash and cash equivalents	680	—	680	59	649
Receivables	195	—	195	201	305
Inventories	581	13	594	581	575
Prepaid expenses	14	—	14	20	14
Income and other taxes receivable	16	—	16	14	18
Future income taxes	27	—	27	44	45

	1,513	13	1,526	919	1,606
Property, plant and equipment	3,008	207	3,215	3,189	3,044
Assets held for sale	24	—	24	24	24
Goodwill	6	157	163	163	6
Long-term advances to related parties (Note 8)	—	—	—	659	—
Intangibles	—	35	35	35	—
Other assets	272	(202)	70	70	275

	4,823	210	5,033	5,059	4,955

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	79	—	79	71	62
Trade and other payables	433	12	445	452	533
Payables to related parties (Note 8)	—	—	—	34	—
Income and other taxes payable	19	(1)	18	18	20
Long-term debt due within one year	1	—	1	1	2

	532	11	543	576	617
Long-term debt (Note 4)	1,892	60	1,952	1,918	1,889
Future income taxes	275	34	309	322	285
Other liabilities and deferred credits	225	135	360	360	223

Contingencies (Note 9)

Shareholders’ equity
Preferred shares	32	—	32	28	32
Common shares	1,790	47	1,837	1,837	1,788
Contributed surplus	14	(14)	—	—	15
Retained earnings	275	(275)	—	17	308
Accumulated other comprehensive income (loss)	(212)	212	—	1	(202)

	1,899	(30)	1,869	1,883	1,941

	4,823	210	5,033	5,059	4,955

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOWS	From January 1 to March 6	From March 7 to March 31	Three months ended March 31
(In millions of Canadian dollars, unless otherwise noted)	2007	2007	2007	2006
			Combined
	(Unaudited)
	$	$	$	$
	Note 3		Note 1
Operating activities
Earnings (loss) from continuing operations	(32)	17	(15)	(28)
Non-cash items:
Amortization of property, plant and equipment	51	9	60	72
Future income taxes	(8)	10	2	(28)
Other	4	(9)	(5)	1

	15	27	42	17

Changes in working capital and other items
Receivables	113	(15)	98	1
Inventories	(6)	11	5	14
Prepaid expenses	—	(6)	(6)	(9)
Trade and other payables	(99)	51	(48)	(44)
Income and other taxes	4	(2)	2	5
Other	2	(9)	(7)	(5)

	14	30	44	(38)

Cash flows provided from (used for) operating activities of continuing operations	29	57	86	(21)

Investing activities
Additions to property, plant and equipment	(15)	(6)	(21)	(18)
Proceeds from disposals of property, plant and equipment	—	—	—	1
Increase in long-term advances to related parties (Note 8)	—	(659)	(659)	—
Other	—	—	—	(3)

Cash flows used for investing activities of continuing operations	(15)	(665)	(680)	(20)

Financing activities
Change in bank indebtedness	17	(8)	9	14
Change in revolving bank credit, net of expenses	—	(1)	(1)	45
Repayment of long-term debt	(1)	—	(1)	—
Common shares issued, net of expenses	2	—	2	1
Redemptions of preferred shares	—	(4)	(4)	(1)
Other	(1)	—	(1)	—

Cash flows provided from (used for) financing activities of continuing operations	17	(13)	4	59

Cash flows from discontinued operations
Operating activities	—	—	—	6
Investing activities	—	—	—	(7)
Financing activities	—	—	—	(2)

Cash flows used for discontinued operations	—	—	—	(3)

Net increase (decrease) in cash and cash equivalents	31	(621)	(590)	15
Cash and cash equivalents at beginning of period	649	680	649	83

Cash and cash equivalents at end of period	680	59	59	98

Cash and cash equivalents at end of period, related to:
Continuing operations	680	59	59	95
Discontinued operations	—	—	—	3

Cash and cash equivalents at end of period	680	59	59	98

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	From January 1 to March 6	From March 7 to March 31	Three months ended March 31
	2007	2007	2006

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	$	$	$
	Note 3
Net earnings (loss)	(33)	17	(24)
Other comprehensive income
Foreign currency translation adjustments	(5)	1	—

Comprehensive income (loss)	(38)	18	(24)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME	March 6 2007	Fresh start adjustments 2007	Opening March 7 2007	March 31 2007	December 31 2006
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	$	$	$	$	$
	Note 3
Accumulated other comprehensive income (loss)
Accounting change - financial instruments, net of income tax expense (recovery) of $2 million	(5)	5	—	—	—
Foreign currency translation adjustments	(207)	207	—	1	(202)

Accumulated other comprehensive income (loss)	(212)	212	—	1	(202)

The accompanying notes are an integral part of the consolidated financial statements.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE I.

BASIS OF PRESENTATION

Domtar Inc. is an indirect wholly-owned subsidiary of Domtar Corporation. Domtar Corporation was organized under the laws of the State of Delaware on August 16, 2006, and was, until March 7, 2007, a wholly-owned subsidiary of Weyerhaeuser Company. Domtar Corporation is a holding company organized for the sole purpose of holding the Weyerhaeuser Fine Paper Business and consummating the combination of the Weyerhaeuser Fine Paper Business with Domtar Inc. (“Domtar”). Domtar Corporation had no operations prior to March 7, 2007.

On August 22, 2006, Weyerhaeuser Company and certain wholly-owned subsidiaries entered into an agreement with Domtar providing for:

•	A series of transfers and other transactions resulting in the Weyerhaeuser Fine Paper Business becoming wholly-owned by Domtar Corporation;

•	The distribution of shares of Domtar Corporation to Weyerhaeuser shareholders; and

•	The combination of Domtar with Domtar Corporation.

The transaction (“Transaction”) was consummated on March 7, 2007. In conjunction with the Transaction and in accordance with Section 1625 of the CICA Handbook, Comprehensive Revaluation of Assets and Liabilities (“CICA 1625”), Domtar undertook a comprehensive revaluation (or “Push Down”) of its assets and liabilities as at March 7, 2007. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly, certain amounts in the prior periods are not directly comparable. See Note 3 for comprehensive revaluation of assets and liabilities.

The accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), contain all adjustments necessary to present fairly Domtar’s financial position as at March 31, 2007 as well as results of operations and its cash flows from March 7 to March 31, 2007. While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements and notes.

Domtar’s combined statement of consolidated earnings, retained earnings, cash flows and comprehensive income for the period ended March 31, 2007 represent the combination of the consolidated earnings, retained earnings, cash flows and comprehensive income from January 1, 2007 to March 6, 2007 (period prior to the application of fresh start reporting) and the consolidated earnings, retained earnings, cash flows and comprehensive income from March 7, 2007 to March 31, 2007 (period that reflects the application of fresh start reporting). Such combined consolidated earnings, retained earnings, cash flows and comprehensive income along with the comparative three-month period ended March 31, 2006 and the consolidated balance sheet and accumulated other comprehensive income as at December 31, 2006 are for illustrative purposes and are provided for the convenience of the reader only. As a result of the application of fresh start reporting that started on March 7, 2007, the financial condition and results of operations and the financial position following that date are not comparable to those prior to that date. The financial condition and results of operations for the period from January 1, 2007 to March 6, 2007 and the financial condition and results of operations for the period from March 7, 2007 to March 31, 2007 with the comparative three-month period should not be viewed as a continuum since they were prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

As of the date of the Transaction, Domtar adopted all of Domtar Corporation’s accounting policies, other than the last-in, first-out method (LIFO) used by Domtar Corporation to cost certain U.S. raw materials, in-process and finished goods inventories. Prior period financial information has not been restated to reflect the impact of this change in accounting policy. Accordingly, certain amounts in the prior periods are not directly comparable.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 2.

ACCOUNTING CHANGES

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506 “Accounting Changes.” The new standard, effective January 1, 2007, allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information and requires changes in accounting policy to be applied retrospectively unless doing so is impracticable. The initial adoption of this section had no significant impact on the consolidated financial statements under Canadian GAAP.

FINANCIAL INSTRUMENTS

In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” The Corporation adopted the provisions of these sections on January 1, 2007.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Under this new statement:

•

All financial assets and liabilities are carried at fair value in the consolidated balance sheet, except loans and receivables, investments held-to-maturity and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on trading financial assets and liabilities are recognized immediately in the consolidated statement of income while unrealized gains and losses on financial assets that are available for sale are recognized in other comprehensive income until their realization, after which these amounts are recognized in the consolidated statement of income.

•

All derivatives financial instruments are carried at fair value in the consolidated balance sheet, including those derivatives that are embedded in other contracts but are not closely related to the host contract.

HEDGES

Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Under this new statement:

•

In a fair value hedge, hedging activities are carried at fair value, with changes in fair value recognized in the consolidated statement of income. The changes in the fair value of the hedged item attributable to the hedged risk is also recorded in consolidated income by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.

•

In a cash flow hedge, the changes in fair value of derivative financial instruments is recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of income in the periods in which results are affected by the cash flows of the hedged item.

•	Hedges of net investments in self-sustaining foreign operations are treated in a manner similar to cash flow hedges.

•	Any hedge ineffectiveness is recorded in the consolidated statement of income.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 2. ACCOUNTING CHANGES (CONTINUED)

COMPREHENSIVE INCOME

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.

On January 1, 2007, the initial adoption of this standard resulted in a decrease in other assets of $26 million, an increase in future income tax assets of $2 million, a decrease in other long-term liabilities and deferred credits of $5 million, a decrease in long-term debt of $14 million and an accumulated other comprehensive loss of $5 million.

UNCERTAINTY IN INCOME TAXES

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (FIN 48). This interpretation, which the Company adopted on January 1, 2007, clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. Domtar adopted this Interpretation in conjunction with the fresh start reporting and the adoption of the accounting policies of Domtar Corporation (other than LIFO). Domtar considers FIN 48 is an appropriate source of Canadian GAAP under Section 1100, “Generally Accepted Accounting Principles.” The adoption of FIN 48 was not reflected as a change in accounting policy with retrospective adjustment of retained earnings nor were comparative amounts for prior periods restated given the fresh start reporting on March 7, 2007. The initial adoption of this Interpretation had no significant impact on the consolidated financial statements.

NOTE 3.

COMPREHENSIVE REVALUATION

Following the consummation of the Transaction described in Note 1, Domtar Inc. applied fresh start reporting on March 7, 2007. In the case of an acquisition of an enterprise, the application of push-down accounting results in comparable accounting to that which would result had the acquirer either purchased the assets and assumed the liabilities of the enterprise directly or established a new legal entity to hold the assets and assume the liabilities of the acquired enterprise and to continue its operations. As a result, the financial condition and results of operations reflect the accounting activities before and after the Transaction, being the period from January 1, 2007 to March 6, 2007 and the period from March 7, 2007 to March 31, 2007, respectively. All assets and liabilities have been reported at fair values, except for future income taxes, which are reported in accordance with Section 3465 of the CICA Handbook, Income Taxes.

The fair values of the assets and liabilities have been based on Management’s best estimates at March 7, 2007. Domtar is in the process of completing its valuation of certain assets and liabilities. Accordingly, the fair value of assets and liabilities could differ materially from the amounts presented in the consolidated financial statements. The principal significant elements for which the fair value could be modified include inventories, property, plant and equipment, intangible assets (including actual depreciation and amortization expense), goodwill, deferred income taxes, pension plans and other employee future benefit plans.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 4.

LONG-TERM DEBT

BANK FACILITY

On March 7, 2007, Domtar, along with its parent Domtar Corporation, entered into a new credit agreement, which consist of a seven-year senior secured term loan, of US$800 million, borrowed by Domtar Corporation, and a five-year US$750 million secured revolving credit facility of which Domtar can borrow a maximum US$150 million. The unsecured revolving credit facility of US$600 million in favour of Domtar that was due to expire in 2010, was cancelled.

Domtar’s obligations are guaranteed by its subsidiaries as well as by Domtar Corporation and its subsidiaries, subject to agreed exceptions.

The obligations of Domtar in respect of the senior secured credit facilities are secured by all of the equity interests of Domtar Corporation’s subsidiaries, subject to certain exceptions, and a perfected first priority security interest in substantially all of Domtar Corporation’s and its U.S. subsidiaries’ tangible and intangible assets (other than the U.S. subsidiaries of Domtar). Lenders to Domtar Corporation, under the senior secured credit facilities, share this security package, subject to certain exceptions.

In addition, the obligations of Domtar are secured by the Canadian inventory of Domtar.

NOTE 5.

STATED CAPITAL

EQUITY AWARDS

Domtar’s common shares under the Restricted Stock Plan as well as each outstanding grant of deferred share units and each outstanding grant of performance share units with respect to Domtar common shares were exchanged, on a one-for-one basis and on the same terms and conditions, for awards of Domtar Corporation common shares.

Options granted under the Executive Stock Option Plan, whether vested or unvested, were exchanged on the same terms and conditions for an option to purchase a number of shares of common stock of Domtar Corporation equal to the number of Domtar common shares or of equivalent value determined using the Black-Scholes option-pricing model, depending if the exercise price was higher, equal or less than the market value at the time of the exchange.

EMPLOYEE SHARE PURCHASE PLANS

The Employee Share Purchase Plans have been terminated in February 2007.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 6.

DEFINED BENEFIT PLANS AND

OTHER EMPLOYEE FUTURE BENEFIT PLANS

	From January 1 to March 6	From March 7 to March 31	Three months ended March 31
	2007	2007	2007	2006
			Combined
	(Unaudited)
	$	$	$	$
	Note 3		Note 1
Net periodic benefit cost for defined benefit plans	7	3	10	15
Net periodic benefit cost for other employee future benefit plans	1	1	2	2

NOTE 7.

SEGMENTED DISCLOSURES

Domtar operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	PAPERS – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•

PAPER MERCHANTS – involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers and certain industrial products.

•	WOOD – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

Domtar evaluates performance based on operating income, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 7. SEGMENTED DISCLOSURES (CONTINUED)

SEGMENTED DATA	From January 1 to March 6	From March 7 to March 31	Three months ended March 31
	2007	2007	2007	2006
			Combined
	(Unaudited)
	$	$	$	$
	Note 3		Note 1
Sales from continuing operations
Papers	501	197	698	712
Paper Merchants	184	87	271	277
Wood	58	26	84	148

Total for reportable segments	743	310	1,053	1,137
Intersegment sales - Papers	(53)	(22)	(75)	(83)
Intersegment sales - Wood	(6)	(2)	(8)	(15)

Consolidated sales from continuing operations	684	286	970	1,039

Amortization of property, plant and equipment from continuing operations
Papers	44	6	50	63
Paper Merchants	1	—	1	1
Wood	6	3	9	8

Consolidated amortization of property, plant and equipment from continuing operations	51	9	60	72

Operating income (loss) from continuing operations
Papers	32	27	59	(18)
Paper Merchants	2	4	6	4
Wood	(13)	—	(13)	(5)

Total for reportable segments	21	31	52	(19)
Corporate	(37)	—	(37)	2

Consolidated operating income (loss) from continuing operations	(16)	31	15	(17)

NOTE 8.

RELATED PARTY TRANSACTIONS

In conjunction with the consummation of the Transaction, as described in Note 1, a Canadian subsidiary of Domtar Inc. advanced $589 million (US$500 million) to a Canadian subsidiary of Domtar Corporation and a U.S. subsidiary of Domtar Inc. advanced $70 million (US$60 million) to a U.S. subsidiary of Domtar Corporation to pay down indebtedness incurred in the Transaction. The Canadian advance is for five years, bears interest at a variable rate based on the Canadian prime rate and is repayable at any time. The U.S. advance is for five years, bears interest at a variable rate based on the U.S. prime rate and is repayable at any time.

Domtar Corporation’s Canadian and U.S. subsidiaries have advanced certain funds to Domtar’s Canadian and U.S. subsidiaries in the normal course of business to finance its short-term liquidity needs. Ris Paper Company, Inc., an indirect wholly-owned subsidiary of Domtar, purchases paper from Domtar Corporation under the same commercial terms as any other merchant who purchases paper from Domtar Corporation.

Domtar Inc. receives a management fee from Domtar Corporation in exchange for services rendered such as Finance, Legal, Human Resources, etc. The management fee is charged at cost or at cost plus, depending on the nature of the service rendered. The management fee for the period from March 7, 2007 to March 31, 2007 was not significant.

DOMTAR INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST QUARTER 2007 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 9.

CONTINGENCIES

E.B. EDDY ACQUISITION

On July 31, 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar in specified circumstances, Domtar may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at March 31, 2007, the maximum amount of the purchase price adjustment was $110 million.

On March 14, 2007, Domtar received a letter from this third party demanding payment of $110 million as a result of the consummation of the Transaction described in Note 1. Domtar does not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and intends to defend itself vigorously against any claims with respect thereto. However, Domtar may not be successful in its defense of such claims, if any, and, if it is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on Domtar’s liquidity, results of operations and financial condition. No provision was recorded for this contingent liability.

NOTE 10.

SUBSEQUENT EVENTS

On May 9, 2007, Domtar Inc. concluded the sale of its Vancouver property for total proceeds of $23 million.

NOTE 11.

COMPARATIVE FIGURES

To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified.